


13003303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 11/15/13

December 18, 2013

Amy Goodman
Gibson, Dunn & Crutcher LLP
agoodman@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12/18/13

Re: Hewlett-Packard Company
Incoming letter dated November 15, 2013

Dear Ms. Goodman:

This is in response to your letters dated November 15, 2013 and December 11, 2013 concerning the shareholder proposal submitted to HP by the Board of Pensions of the Presbyterian Church (USA). Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Rev. William Somplatsky-Jarman
Presbyterian Mission Agency
bill.somplatsky-jarman@pcusa.org

December 18, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 15, 2013

The proposal requests that the board review and amend, where applicable, HP's polices related to human rights that guide its international and U.S. operations.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that HP's policies, practices and procedures compare favorably with the guidelines of the proposal and that HP has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which HP relies.

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

December 11, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
Supplemental Letter Regarding Stockholder Proposal of Board of Pensions of the Presbyterian Church (USA)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On November 15, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, Hewlett-Packard Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Board of Pensions of the Presbyterian Church (USA) (the "Proponent").

The Proposal requests that the Company's Board of Directors (the "Board") "review and amend, where applicable, within ten months of the 2014 Annual Meeting, Hewlett-Packard's policies related to human rights that guide its international and U.S. operations."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2014 Proxy Materials because the Company expected that a Committee of its Board, at a meeting in November 2013, would review and amend, where applicable, the Company's policies related to human rights, thereby substantially implementing the Proposal.[1] We write supplementally to confirm that, at a November 20, 2013 meeting (the "November Meeting"), the Nominating and Governance Committee of the Board (the "Committee") reviewed the Company's human rights

[1] The No-Action Request also indicated our belief that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because it was impermissibly vague and indefinite so as to be inherently misleading.

policies in light of the internationally recognized human rights standards and principles that are referenced in the Proposal's supporting statement and considered whether to amend the Company's human rights policies. Based on its review, the Committee determined that the human rights policies already reflect a comprehensive understanding of human rights and that amendments to the Company's human rights policies were not necessary.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

The Committee's actions substantially implement the Proposal with respect to the Company's human rights policies. The Proposal requests that the Board "review and amend, where applicable," the Company's human rights policies. Pursuant to its charter, the Committee is responsible for overseeing the Company's policies and processes for global citizenship activities, such as human rights. At the November Meeting, the Committee reviewed the Company's existing Global Human Rights Policy (the "Human Rights Policy") and human rights program, specifically considering whether these items adequately address the concerns raised in the Proposal. Based on this review, the Committee concluded that no amendments were necessary.

The Proposal's request that the Board review and amend the Company's human rights policies appears to be based on the incorrect view that the Company's existing policies "are limited in scope." In fact in addition to the Human Rights Policy, the Company's human rights program includes over 70 policies that guide action in specific areas related to human rights. Moreover, these policies in conjunction with the Human Rights Policy already address the various human rights principles and standards mentioned in the Proposal:

- The Proposal states that "management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development." In its statement of purpose, the Human Rights Policy[2] states that the Company is a signatory to the United Nations (the "UN") Global Compact. *See* Exhibit A. Pursuant to the UN Global Compact, the Company must abide by ten principles

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[2] The Human Rights Policy is available at http://www8.hp.com/us/en/hp-information/global-citizenship/governance/humanrights.html.

which require, among other things, that the Company: (1) respect internationally proclaimed human rights; (2) ensure it is not complicit in human rights abuses; (3) uphold the right to collective bargaining; (4) eliminate discrimination in employment; and (5) promote greater environmental responsibility. The Company also states in its Standards of Business Conduct[3] that it will respect human rights, *see* Exhibit B; and Part A of the Company's Electronic Industry Code of Conduct,[4] *see* Exhibit C, and Part II, Section 7 of its Partner Code of Conduct,[5] *see* Exhibit D, require the Company's suppliers and business partners, respectively, to do the same. The Company also recognizes its employees' right to organize in its Standards of Business Conduct, *see* Exhibit B, and has a Global Nondiscrimination Policy[6] with respect to its employees and applicants for employment, *see* Exhibit E. In addition, the Company has an Environmental, Health, and Safety Policy[7] pursuant to which the Company conducts its operations in a manner that is environmentally responsible and provides products and services that are environmentally safe. *See* Exhibit F.

- The Proposal lists eight international conventions, declarations and treaties that should be reflected in the Company's human rights policies.[8] The supporting statement clarifies that the Proposal is "not urging that any specific provisions of the

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[3] The Company's Standards of Business Conduct are available for download at http://h30261.www3.hp.com/phoenix.zhtml?c=71087&p=irol-govConduct.

[4] The Company's Electronic Industry Code of Conduct is available at http://www.hp.com/hpinfo/globalcitizenship/environment/pdf/supcode.pdf.

[5] The Company's Partner Code of Conduct is available at http://www8.hp.com/us/en/pdf/English_tcm_245_1356841.pdf.

[6] A summary of the Company's Global Nondiscrimination Policy is available at http://www.hp.com/hpinfo/abouthp/diversity/nondisc.html?jumpid=reg_R1002_USEN.

[7] The Company's Environmental, Health and Safety Policy is available at http://www8.hp.com/us/en/hp-information/global-citizenship/environment/healthsafetypolicy.html.

[8] These conventions, declarations and treaties are the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, the International Covenant on Civil and Political Rights, the core labor standards of the International Labour Organization, the International Covenant on Economic, Social and Cultural Rights, Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights, and Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance.

above-named documents be included in a revised policy," but simply provides these international documents as potential sources for human rights standards. In its statement of purpose, the Human Rights Policy notes that the Company upholds and respects human rights as reflected in the UN Universal Declaration of Human Rights (the "UDHR"), one of the international conventions listed in the Proposal, as well as referencing the UN Guiding Principles on Business and Human Rights (the "Guiding Principles"), a conceptual and policy framework for business and human rights implementing the UN's "protect, respect, remedy" framework. *See* Exhibit A. In discussing the corporate responsibility to respect human rights, the Guiding Principles incorporate by reference the principles set out in the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, three of the other international conventions listed in the Proposal. Thus, the Human Rights Policy already incorporates human rights principles and standards from several of the potential sources listed in the Proposal.

- The Proposal indicates that the Company's human rights policies should reflect "civil, political, social, environmental, cultural and economic" aspects of human rights. In its statement of purpose, the Human Rights Policy expressly asserts that it reflects human rights as reflected in the UDHR, the UN Global Compact and the Guiding Principles. *See* Exhibit A. These three UN conventions cover a wide array of human rights. For example, the UDHR includes the right to a just trial, the right to a nationality, the right to freedom of thought and religion, the right to marry, the right to fair working conditions, the right to own property, and the right to participate in the cultural life of a community; and the UN Global Compact sets forth ten principles related to human rights, labor, environment and anti-corruption. Similarly, when discussing the corporate responsibility to respect human rights, the commentaries to the Guiding Principles incorporate by reference human rights principles related to self-determination, equality, collective bargaining, forced labor, child labor, employment discrimination, voting rights, privacy, social security, living standards, health and education.

- In addition, several of the Company's human rights policies specifically address "civil, political, social, environmental, cultural and economic" rights. The Human Rights Policy indicates that its Standards of Business Conduct promote respect for human rights on a "wide range of subjects, including a safe and respectful working environment, anti-bribery requirements, privacy, responsible marketing, environmental stewardship, and community involvement." *See* Exhibits A and B. As described in the Human Rights Policy, the Company's Global Citizenship Policy[9] "reflects our long-standing commitment to making a positive contribution to the global community. . . . We also engage globally with various stakeholder communities to address issues related to the responsibility of business to respect human rights, the environment, economic development, privacy, labor and other relevant human rights topics." *See* Exhibit A. The Company's Electronic Industry Code of Conduct: "establishes standards to ensure that working conditions in the electronics industry supply chain are safe, that workers are treated with respect and dignity, and that business operations are environmentally responsible and conducted ethically"; outlines standards for labor, including freely chosen employment, child-labor prohibition, working hours limitations, appropriate wages and benefits, humane treatment, non-discrimination, and freedom of association; and sets forth standards for health and safety, environmental responsibility and ethics. *See* Exhibit C. The Company's Environmental, Health, and Safety Policy sets forth the Company's "goals . . . to provide products and services that are safe and environmentally sound throughout their lifecycles, conduct our operations in an environmentally responsible manner, and create health and safety practices and work environments that enable HP employees to work injury-free." *See* Exhibit F.

- The Proposal alleges that the Company's existing human rights policies "provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations." However, Part II, Section 7 of the Company's Partner Code of Conduct requires the Company's business partners to honor human rights, labor laws and fair labor practices, and specifically provides in its introduction that "[a] breach of this Partner Code of Conduct will be considered a breach of the Partner's contract with HP and may lead to the termination of the business relationship with HP." *See* Exhibit D. The Company also has a Supply Chain Social and Environmental Responsibility Policy,[10] pursuant to which the Company works collaboratively with its suppliers to encourage them to "maintain effective management systems that integrate environmental, occupational health and safety, human rights and labor policies" into their business and "to ensure that parts and products supplied to HP . . . do not contain metals derived from 'conflict minerals.'" *See* Exhibit G.

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[9] The Company's Global Citizenship Policy is available at http://www.hp.com/hpinfo/globalcitizenship/gcpolicy.html.

[10] The Company's Supply Chain Social and Environmental Responsibility Policy is available at http://www.hp.com/hpinfo/globalcitizenship/environment/pdf/suppolicy.pdf.

- The Proposal states that the Company should provide assurances that "employees are treated fairly and with dignity wherever they work in the global economy." As discussed above, the Human Rights Policy reflects international human rights standards regarding collective bargaining (where permitted by local law) and employment discrimination. *See* Exhibit A. In addition, the Standards of Business Conduct provide that the Company maintains a safe, harassment-free and respectful working environment for all employees. *See* Exhibit B. Further, the Company's Electronic Industry Code of Conduct expressly "establishes standards to ensure that working conditions in the [global] electronic industry supply chain are safe [and] that workers are treated with respect and dignity." *See* Exhibit C.

- The Proposal states that the Company should provide assurances that "its products and services are not used in human rights violations." As discussed above, the Company is a signatory to the UN Global Compact, pursuant to which the Company has pledged not to be complicit in human rights abuses. *See* Exhibit A. And in its statement of policy, the Human Rights Policy specifically states that the Company "will in practice . . . [c]omplete due diligence to avoid complicity in human rights violations" and "[p]romptly investigate allegations and pursue action to mitigate any adverse human rights impacts." *See* Exhibit A. As also discussed above, the Company's Standards of Business Conduct and Partner Code of Conduct each provide that the Company may terminate its relationships with suppliers and business partners who have violated the Company's human rights policies. *See* Exhibits B and D.

- The Proposal notes that the Company could ensure compliance with its human rights policies by using independent, local monitors. In its statement of policy, the Human Rights Policy states that the Company will "[p]rovide access to independent grievance mechanisms immediately to raise concerns or identify adverse human rights impacts." *See* Exhibit A. In order to help ensure compliance with the Human Rights Policy, the Company's Office of General Counsel's Ethics and Compliance Office, which acts independently from the Company's business functions, is responsible for implementing and monitoring compliance with the Human Rights Policy. The Ethics and Compliance Office provides formal, confidential communication channels for the Company's employees and third parties to report potential violations of law or the Company's policies, including the Human Rights Policy.

- In addition, the Company significantly revised the Human Rights Policy in 2011 based on input from experts at the Danish Institute for Human Rights ("DIHR"). *See* Exhibit H. DIHR is one of the largest National Human Rights Institutions and bases its activities on human rights recognized by the international community, including various UN conventions. One of DIHR's specific areas of focus is ensuring that

> corporate actors demonstrate respect for human rights. The Company also recently revised its Supply Chain Social and Environmental Responsibility Policy in July 2013, its Standards of Business Conduct in April 2013, its Electronic Industry Code of Conduct in June 2012 and its Partner Code of Conduct in May 2012. *See* Exhibits G, B, C and D.

For the foregoing reasons, after its review of the Company's human rights policies, the Committee determined that the Company's existing policies already reflect a comprehensive understanding of human rights and that no amendments to the Company's policies were necessary. Accordingly, the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).[11]

The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that

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[11] Even if the Company's human rights policies do not cover every aspect of human rights issues that the Proponent wants, as discussed in our arguments under Rule 14a-8(i)(3) in the No-Action Request, the Proposal does not identify any particular changes to the Company's human rights policies that are expected. As a result, the Proposal is excludable under Rule 14a-8(i)(10) despite the Committee's conclusion that no amendments were necessary. *See Deere & Co.* (avail. Nov. 13, 2012) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board "review and amend, where applicable," the company's code of business conduct to include human rights where, without amending the code, the company demonstrated that the code already addressed human rights); *General Electric Co. (Recon.)* (avail. Feb. 29, 2012) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board "reexamine the company's dividend policy and consider special dividends" after the board stated that it had formally reexamined the company's dividend policy and considered special dividends); *General Electric Co.* (avail. Jan. 23, 2010) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board "explore with [certain] [e]xecutive [o]fficers" the renunciation of specified stock open grants after the company, under the board's oversight, explored whether executive officers would renounce their option grants); *General Dynamics Corp.* (avail. Feb. 6, 2009) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board amend the bylaws to give holders of 10% of the company's stock the ability to call special meetings after the board amended the bylaws to give a holder of at least 10%, or one or more holders of at least 25%, of the company's stock the ability to call special meetings); *PG&E Corp.* (avail. Mar. 6, 2008) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board prepare a global warming report that "may" describe specified items, when the company published a global warming report that omitted some of the items that were suggested in the proposal).

will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,



Amy Goodman

cc: David Ritenour, Hewlett-Packard Company
Rev. William Somplatsky-Jarman, Committee on Mission Responsibility Through Investment

Enclosures

EXHIBIT A

HP Global human rights policy

Purpose

Respect for human rights is so directly related to integrity and performance that they are inextricably linked. Respecting human rights is a core value at HP and is embedded in the way we do business. Investing in ethical practices while delivering financial results is a responsibility HP takes seriously.

Human rights are the fundamental rights, freedoms and standards of treatment to which all people are entitled. HP upholds and respects human rights as reflected in the United Nations Universal Declaration of Human Rights (UDHR), the UN Global Compact, and the UN Guiding Principles on Business and Human Rights, which further clarify government responsibility to protect human rights against third party abuses, business responsibility to respect human rights, and a joint responsibility to remedy if rights are not upheld.

Scope

This Policy focuses on the areas that have been identified as priorities for our industry and broadly defines how HP will respect human rights in our operations.

Policy

Through HP's commitment to leadership in integrating respect for human rights worldwide into our operations and value chain, HP will in practice:

- Comply with laws and regulations where HP does business and adopt and apply international standards where laws are less stringent
- Complete due diligence to avoid complicity in human rights violations
- Regularly assess human rights risks, policies, and impacts and provide visibility of the results to senior executives
- Provide access to independent grievance mechanisms immediately to raise concerns or identify adverse human rights impacts
- Promptly investigate allegations and pursue action to mitigate any adverse human rights impacts
- Promote continual improvement through capability building for our business partners, terminating relationships only as a last resort

- Advance our human rights practices through a journey of cumulative progress
- Report transparently on our efforts

Implementation

HP has more than 70 policies that guide action in more specific areas. However HP's key policies are:

HP Standards of Business Conduct (SBC) sets non-negotiable global expectations for our behaviors, decisions, and actions and defines how we embed integrity, respect, and fairness into business operations. It represents the highest level of guidance for our employees. The SBC promotes respect for human rights through guidance on a wide range of subjects, including a safe and respectful working environment, anti-bribery requirements, privacy, responsible marketing, environmental stewardship, and community involvement.

As part of our implementation, HP supplements the SBC with the following more specific policies: HP Nondiscrimination Policy; HP Harassment-free Work Environment Policy; HP Best Work Environment Policy; and HP Open Door Policy.

Policies supplementing the SBC for Suppliers, Partners and Contingent Workers include:

- HP Supplier Code of Conduct (Electronic Industry Code of Conduct) establishes standards for HP and our supply chain to ensure that working conditions are safe, that workers are treated with respect and dignity, and that business operations are environmentally responsible and conducted ethically. The Code outlines standards for labor, including: freely chosen employment, child-labor prohibition, working hours limitations, humane treatment, appropriate wages and benefits, non-discrimination, and freedom of association.

The Code also outlines standards for health and safety, business ethics, and the environment. Finally, the Code outlines the elements of an acceptable system to manage conformity to its requirements and includes guidance for grievance mechanisms and corrective action. We respect employees' rights to organize in labor unions and engage in collective bargaining in accordance with local laws and established practice.

- HP Partner Code of Conduct requires Partners to maintain high standards of business ethics; become familiar with and comply with all laws that are relevant to their HP Partner status, including the extraterritorial laws of all countries that govern the conduct of HP, such as the United States Foreign Corrupt Practices Act ("FCPA") and similar anti-corruption laws in other countries; and stay abreast of all legal and regulatory changes that are relevant to their HP Partner status.
- Contingent Worker Code of Conduct ensures all suppliers, consultants, and contractors doing business with HP agree to deliver their services in a manner consistent with HP's code of ethics (Standards of Business Conduct).

HP Supply Chain Social and Environmental Responsibility Policy.

HP Global Master Privacy Policy demonstrates our respect for the right to privacy and guides the collection, processing, transfer, use, and disposition of personal information. Our privacy policies reflect current global principles, standards, and best practices on handling personal information. These principles include appropriate notice, meaningful choice, transparency, and accountability regarding the collection and use of personal data. HP privacy policies and data protection requirements extend to all persons or agencies that manage personal data on HP's behalf.

HP Global Citizenship Policy reflects our long-standing commitment to making a positive contribution to the global community. We are guided by our company values of trust and respect for the individual and conducting our business with uncompromising integrity. Our Global Social Innovation partnerships develop solutions that strengthen the right to health and the right to education. We also engage globally with various stakeholder communities to address issues related to the responsibility of business to respect human rights, the environment, economic development, privacy, labor and other relevant human rights topics.

How to Report a concern

HP encourages anyone with a concern to speak up and report things that don't seem right. We provide multiple channels, making it easy to ask questions or report a concern.

References

- Contingent Worker Code of Conduct
- HP Environment, Health, and Safety (EHS) Policy
- HP Global Citizenship Policy
- HP Global Master Privacy Policy
- HP Harassment-free Work Environment Policy
- HP Nondiscrimination Policy
- HP Open Door Policy.
- HP Standards of Business Conduct
- HP Supplier Code of Conduct (Electronic Industry Code of Conduct)
- HP Supply Chain Social and Environmental Responsibility Policy
- Partner Code of Conduct

EXHIBIT B

Standards of business conduct (SBC)

The HP Standards of Business Conduct (SBC) embody the fundamental principles that govern our ethical and legal obligations to HP. They pertain not only to our conduct within the company but also to conduct involving our customers, channel partners, suppliers and competitors.



» **SBC** (Updated April 2013, PDF file, 3 MB)

» SBC (For other languages, select from drop down menu)

Arabic

HP encourages anyone with a concern to speak up and report anything that doesn't seem right.

» **Report an ethics concern** (English version, select for instructions on reporting a concern)

» Report an ethics concern (For other languages, select from the drop down menu for instructions on reporting a concern)

Arabic

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Our standards of business conduct

Winning the right way







Table of contents

Since Bill Hewlett and Dave Packard started our company many years ago, HP has been known not just for the products and services we offer, but also for the values we share.

HP values
Trust and respect for individuals
Achievement and contribution
Results through teamwork
Meaningful innovation
Uncompromising integrity

Core principles
Desire to make a difference
Achievement of meaningful results
Belief in the power of people

Leader attributes and behaviors
Always accountable
Will to win
Passion for customers
Highly capable and innovative
People and team developer


We want to be a company known for its ethical leadership—a company where employees are proud to work; a company with which customers, business partners, and suppliers want to do business.

We gain trust by treating others with integrity, respect, and fairness. We must continue to demonstrate these values every day and in all our interactions, one day at a time.


Trust
Integrity
Respect
Fairness

A message from Meg Whitman

At HP, how we do things is as important as what we do.

Our conduct is the core of our culture, founded on shared values that are as relevant today as when HP was established back in 1939. The HP Standards of Business Conduct (SBC) sets the standards that guide our business practices and govern our behavior.

We are all responsible for protecting and enhancing HP's reputation for integrity. Every decision we make matters in our effort to deliver meaningful contributions to people, organizations, our communities, and the world. We're accountable for our actions, responsible for their consequences, and proud of our efforts. Together, let's build trust in everything we do by living our values.

Meg Whitman

CEO

A message from Ashley Watson

Dear Fellow Hewlett-Packard Employees:

HP has built its reputation as an exceptional company by doing business ethically and in compliance with the law. Doing otherwise can seriously damage our reputation and business.

We take our ethical responsibilities very seriously, and we must work together to address any issues that arise under our Standards of Business Conduct (SBC), related policies, and local laws. We take action when we find misconduct, and we hold people accountable—regardless of their seniority in our organization, their performance, or the perceived magnitude of their infractions.

We expect our employees to speak up and report what doesn't seem right, and we provide a variety of avenues for employees to ask questions or voice their concerns. And, importantly, we don't tolerate retaliation against employees who do speak up in good faith.

The SBC is a great and easy-to-use resource. Its standards and supporting policies set expectations and are designed to give you—no matter your location in the world—the guidance and confidence to make ethical choices even in tough situations. If you don't know what to do, reach out and ask—someone can help you find the answer so you can do the right thing.

HP's continued success depends on all of us working together and competing to win—while at all times acting with honesty, integrity, and respect. Let's win the right way.

Ashley Watson
Chief Ethics and Compliance Officer

Using our Standards of Business Conduct

HP does not tolerate retaliation against anyone who raises a concern or question in good faith.

Our Standards of Business Conduct (SBC) is a resource for employees and all those who represent HP. All employees and members of the Board of Directors are required to act in ways that are consistent with our SBC.[1]

Our SBC is based on HP's shared values and corporate objectives, and represents the highest level of guidance. There are, in addition, other rules and specific policies that are to be followed and enforced within HP. As the diagram illustrates, additional information on these rules and policies, including relevant corporate policies, may be found by following links throughout the document. There is also additional guidance in the form of keys to success, red flags, questions and answers, and scenarios.

Because HP is committed to getting things done the right way, violations of our SBC or HP policies or rules may result in disciplinary action, up to and including termination of employment.

When concerns or questions come up, communication at the local level, either peer to peer or with your manager, is often the best place to start. When it is not possible to raise or resolve an issue with your immediate manager, use the **Open Door Policy** to contact the next level of management, Human Resources, your **local SBC team**, your **business unit or regional SBC liaison**, or the **Ethics and Compliance Office**:

- By email: **corporate.compliance@hp.com**
- By phone: From anywhere in the world, call the GuideLine—24 hours a day, translators available, callers can remain anonymous except where anonymous reporting is prohibited by local law
- From the U.S. and Canada: 800-424-2965
- Outside the U.S. and Canada:
  1) Go to **AT&T Access Codes**
  2) Find your country in the alphabetical listing
  3) Dial the AT&T Direct® Code
  4) When prompted, dial 800-424-2965
- By mail:
  HP Ethics and Compliance Office
  5400 Legacy Drive
  Plano, TX 75024 USA


Our shared values and corporate objectives
OUR STANDARDS OF BUSINESS CONDUCT
Keys to success
Red flags
Scenarios
Q&A
Policy
Policy
Policy
Policy
Policy
Policy

[1] HP also sets high standards for those who perform services for or on behalf of HP through our Partner Code of Conduct, Supplier Code of Conduct, and Contingent Worker Code of Conduct.

The Headline Test

Unsure about a decision or action?
Consider the following:

The Headline Test is a simple but powerful tool designed to make sure we appropriately consider the soundness and impact of our business decisions. It is named after one of the tools most commonly used by executives:



Check it
Check it
Check it
Not sure
Is it legal?
Yes
No
Not sure
Is it consistent with HP values, SBC, and policies?
Yes
No
Not sure
Would others think it was OK if they read it in a news story?
Yes
No
OK
Don't do it
Don't do it
Don't do it

"Before I make a decision, I consider how it would look in a news story."

We should each ask ourselves what the impact would be if our conduct or actions became public or were reviewed by colleagues we respect. If you are uncomfortable with the answer, don't do it!

Check it with:

- Your manager
- Another manager
- The GuideLine
- Office of the General Counsel
- Human Resources
- **Your local SBC team**
- **Your business unit or regional SBC liaison**
- Mail to: **corporate.compliance@hp.com**

Building trust

We gain trust by treating others with integrity, respect, and fairness.

We make ethical decisions

- Obey the law and HP policies.
- Seek guidance from our SBC and the resources and policies linked to it.
- Talk to colleagues, your manager, or other members of management to get help to make the right decision.
- Use your good judgment, the Headline Test, and the supporting decision-making model to work through situations when the right course of action may not be clear.
- Always act in good faith and in a respectful manner when raising concerns or otherwise using the SBC.
- Managers must provide proper guidance to employees and take appropriate action to prevent, detect, and respond to misconduct.

» Global HR Policies

We take action when aware of misconduct and do not retaliate

- Every employee has a responsibility to report any alleged misconduct immediately, including misconduct by partners and suppliers.
- Use the Open Door Policy to raise concerns with your manager. If this does not work or seem appropriate, go to another member of management, Human Resources, your **local SBC team**, or your **business unit or regional SBC liaison**. You can also contact the **Ethics and Compliance Office** if you have a question or concern that you are not comfortable discussing with your management team.
- Speak up for HP values, knowing that our company does not tolerate retaliation against anyone who raises a concern in good faith.

» Global Open Door Policy

We cooperate with investigations

- Cooperate fully with all internal investigations and audits.
- Work with HP's Office of the General Counsel to respond to litigation or requests from government and other external agencies.
- Tell the whole truth when responding to an investigation or audit.
- Never alter or destroy records in response to litigation, an investigation, or an audit, whether ongoing or anticipated.
- Do not discuss an internal investigation with anyone, inside or outside HP, unless you are instructed to do so by the internal investigators or are communicating with government agencies in compliance with local law.

» Records Management Policy
» Litigation and Investigations Policy



» **Keys** to living up to the "Building trust" principles (see Appendix page 16)

» Q: I have a concern, but it is not covered in our SBC. Does that mean there is no problem? (see Appendix page 16)



Red flags:

» We take action when aware of misconduct and do not retaliate. (see Appendix page 16)

» We cooperate with investigations. (see Appendix page 16)



Respect

We treat all people—inside and outside the company—with fairness, dignity, and respect.

We honor human rights

- Support and respect the protection of human rights and ensure that our business partners and suppliers do the same.
- Ensure that child labor, prison or forced labor, and physical punishment are never permitted in any operation of HP or our business partners or suppliers.
- Respect the right of employees to organize in labor unions and collectively bargain in accordance with local laws and established practices.

» Global Human Rights Policy
» Global Citizenship Policy

We treat others with respect

- Be open and honest with one another.
- Do not discriminate against any employee or applicant for employment because of any characteristic protected by law. This includes gender, color, race, ethnicity, national origin, religion, age, marital status, sexual orientation, gender identity and expression, disability, pregnancy, covered veteran status, protected genetic information, and political affiliation.
- Embrace the diversity of all members of the HP team.

» Global HR Policies
» Global Non-Discrimination Policy

We maintain a safe and secure work environment

- Comply with safety, health, and security policies and procedures.
- Correct or report any health, safety, or security threats.
- Do not sell, possess, or use illegal drugs or create a safety risk through drug use or intoxication while on HP property or while conducting HP business.

» Environmental Health and Safety Policy
» Global Security Standards

We promote and provide a harassment-free work environment

- Do not behave in a disrespectful, hostile, violent, intimidating, threatening, or harassing manner.
- Encourage a harassment-free work environment.
- Refuse to accept or tolerate sexual harassment, including unwelcome sexual advances, requests for sexual favors, or other unwelcome verbal or physical conduct of a sexual nature.

» Global HR Policies
» Harassment-Free Work Environment Policy

We respect privacy and protect personal information

- Provide transparency in HP practices, provide choice to customers regarding their privacy preferences, and honor those choices.
- Protect the personal information of current and former employees, members of the Board of Directors, customers, job applicants, online users, business partners, and suppliers.
- Obtain and use personal information solely for legitimate business purposes, and only if you have a legitimate need to know.

» Global Master Privacy Policy



» **Keys** to living up to the "Respect" principles (see Appendix page 16)

» Q: Different countries have different cultures and laws. Does our SBC apply worldwide? (see Appendix page 16)



Red flags:

» We promote and provide a harassment-free work environment. (see Appendix page 16)



Uncompromising integrity

We are open, honest, and ethical in all of our dealings.

We use assets wisely

- Keep personal use of HP assets to a minimum.
- Do not allow other people, including friends or family, to use HP resources.
- Do not use HP equipment or systems to violate the law or to create, store, or send content that others might find offensive.
- Avoid any usage that might lead to loss or damage, including the introduction of viruses or a breach of our IT security.
- Uphold your responsibility to protect HP financial assets.

» Conflicts of Interest Policy
» IT Policy Set

We maintain accurate business records

- Create business records that accurately reflect the truth of the underlying transaction or event.
- Sign only documents, including contracts, that you are authorized to sign and that you believe are accurate and truthful.
- Remember that email and other electronic communications may be business records; avoid exaggeration, derogatory language, and other expressions that could be taken out of context.
- Do not establish any undisclosed or unrecorded HP fund or asset for any purpose.
- Do not enter into any side letters or side agreements.
- Retain, protect, and dispose of records according to policy.

» Accounting and Finance Manual
» Records Management Policy

We avoid conflicts of interest

- Make decisions in the best interest of HP.
- Discuss with your manager any situation that could be perceived as a potential conflict of interest.
- Proactively address situations that may put your interests or those of a family member or friend in potential conflict with HP.

» Conflicts of Interest Policy

We provide and accept gifts and entertainment only when appropriate

- Provide gifts, meals, travel, and entertainment only if they comply with the Global Business Gifts, Travel, and Entertainment Policy. Gifts, meals, travel, and entertainment must be reasonable for the business relationship and intended only to improve HP's image, better represent products and services, or establish cordial relationships.
- Accept gifts, meals, travel, and entertainment only if they comply with the Global Business Gifts, Travel, and Entertainment Policy.
- Exchange gifts, meals, travel, and entertainment that foster goodwill in business relationships, but never provide or accept gifts, meals, travel, or entertainment that may create undue influence, or even the appearance of undue influence, and never provide or accept gifts, meals, travel, or entertainment in exchange or return for a reciprocal action.
- Provide gifts, meals, and entertainment only if consistent with the policies of the recipient's employer, as well as HP policies.
- Do not provide gifts, meals, or entertainment to a government official unless doing so is legal and consistent with HP policies.
- Do not solicit gifts, meals, or entertainment.
- Report to your manager any gifts, meals, or entertainment you receive, as required by the Global Business Gifts, Travel, and Entertainment Policy.
- Consult the Global Business Gifts, Travel, and Entertainment Policy before offering or accepting gifts, meals, travel or entertainment, and act according to the policy, including any approval process.

» Conflicts of Interest Policy
» Global Business Gifts, Travel, and Entertainment Policy
» Facilitation Payments Policy
» U.S. Business Gifts, Travel, and Entertainment Policy



» **Keys** to living up to the "Integrity" principles (see Appendix page 16)

» Q: Are there any limits on what types of gifts or entertainment can be provided to a representative of a customer, partner, or other person on behalf of HP? (see Appendix page 16)



Red flags:

» We use assets wisely. (see Appendix page 17)

» We maintain accurate business records. (see Appendix page 17)

» We avoid conflicts of interest. (see Appendix page 17)

» We provide and accept gifts and entertainment only when appropriate. (see Appendix page 17)



Uncompromising integrity (continued)

We are open, honest, and ethical in all of our dealings.

We do not bribe or accept kickbacks

- Do not offer or provide bribes or other improper payments or inducements to win business or to influence a business decision—anywhere on anything, even if it means losing business in the short term.
- Do not request or accept a bribe or kickback of any sort.
- Report to your manager any requests for, or offers of, bribes or kickbacks.
- Do not make facilitation payments, and report any requests for facilitation payments.
- Use agents and distributors only after they have passed our due diligence process to ensure that our commissions or fee arrangements will not be used as bribes on our behalf.

» Global Business Gifts, Travel, and Entertainment Policy
» Dealing with Business Intermediaries
» Facilitation Payments Policy
» Global Anti-Corruption Website

We protect sensitive information

- Use and disclose HP, customer, business partner, and supplier sensitive information only for valid business purposes.
- Properly label sensitive information to indicate how it should be handled, distributed, and destroyed.
- Share sensitive information outside HP only with authorized parties who have signed a confidential disclosure agreement.
- Follow HP procedures for reuse, redeployment, and return of all your HP work equipment.
- Understand and follow HP's policies for the use of social media, including user forums, blogs, chat rooms, and bulletin boards.
- Never discuss HP intellectual property, trade secrets, and other company confidential information on social media.

» Confidential Information Policy
» Social Media and Blogging Guidelines

We comply with laws governing international trade

- Remember that every product and service marketed by HP must comply with applicable regulations in all countries where HP authorizes delivery.
- Maintain appropriate import, export, and customs records and controls.
- Seek guidance from HP Global Trade to ensure that international transfers of products, services, and information comply with applicable laws.
- Respond to requests relating to boycotts only as permitted by the HP Global Trade Policies or HP's Office of the General Counsel.
- Ensure compliance with immigration laws and obtain proper authorizations (including work permits and visas) in each country when working on behalf of HP.

» Global Trade Policies
» Global Mobility Policy
» HP Standard 014-0: Safe and Legal Products

We do not trade on or disclose non-public material information

- Do not trade in HP securities or tip others to trade while you are aware of material non-public information about HP.
- Do not trade in the securities of any other company or tip others to trade while you are aware of material non-public information about that company.
- Remember that material non-public information is information that has not been released to the public that a reasonable investor would consider important in deciding whether to buy, sell, or hold securities.
- Recognize that exercising employee stock options may be considered a "trade."
- Become familiar with HP's Insider Trading Policy, including any quarterly trading restrictions that may be applicable to you.

» Confidential Information Policy
» Insider Trading Policy



» **Keys** to living up to the "Integrity" principles (see Appendix page 16)



Red flags:

» We do not bribe or accept kickbacks. (see Appendix page 17)

» We protect sensitive information. (see Appendix page 17)

» We do not trade on or disclose material non-public information. (see Appendix page 18)



Passion for customers

We put our customers first.

We provide quality products and services

- Promise only what you can deliver.
- Deliver on what you promise.
- Remember that products and services delivered by HP stand for quality.

» HP Enterprise Services Quality Policy
» HP Standard 014-0: Safe and Legal Products

We market responsibly

- Represent our products and services fairly, accurately, and truthfully.
- Do not create misleading impressions in any advertising, marketing, or sales materials or presentations.
- Protect the HP brand and marks, and use them only with proper authorization.
- Use due diligence in preventing situations that may lead to the gray marketing of HP products.
- Do not make false or illegal claims about competitors or their products and services.
- Use due diligence when choosing a business partner or supplier to ensure that they meet HP standards.

» Brand Guidelines and Tools
» Marketing and Sales Policies
» External Communications and Endorsement Principles
» End-User Customer Verification Policy

We compete vigorously and fairly

- Do not use a substantial market position to establish restrictive practices that diminish competition without valid business justification or consumer benefits.
- Do not agree with competitors or partners to any type of bid rigging or improper collusion. This includes, but is not limited to, setting prices, limiting production, or dividing up customers, suppliers, or markets.

» Antitrust/Competition Law Legal Resources Website

We obtain business intelligence appropriately

- Respect people's obligations to protect the confidential information of their current and former employers. Never induce anyone to violate any obligation of confidentiality.
- Do not request, accept, use, or share confidential competitor information.
- Ensure that third parties acting on our behalf live up to our standards.
- Do not disclose customer, business partner, or supplier non-public pricing information.
- Accept information in confidence only when HP management agrees that we need it, and only under a written agreement that defines and limits our obligations in dealing with it.

» Confidential Information Policy



» **Keys** to living up to the "Passion for customers" principles (see Appendix page 18)

» Q: To help me do a better job at HP, I kept several documents from my previous employer describing various processes they used. Can I use those documents at HP? (see Appendix page 18)



Red flags:

» We compete vigorously and fairly. (see Appendix page 18)

» We obtain business intelligence appropriately. (see Appendix page 18)



Responsible citizenship

We are an economic, intellectual, and social asset in every country and community where we do business.

We are stewards of the environment

- Reduce use of energy, water, and other resources where feasible.
- Design and manufacture our products to increase efficiency, reuse, and recycling.
- Support waste reduction and recycling efforts at HP and in our communities.

» Global Citizenship Policy
» HP Standard 011: General Specification for the Environment
» Environmental Health and Safety Policy

We engage with responsible business partners and suppliers

- Business partners and suppliers must meet our quality, delivery, service, and pricing standards and be responsible corporate citizens.
- Communicate our standards for high business partner and supplier performance in ethics, human rights, management, health, safety, and the environment.
- Report any concerns of a business partner or supplier violating our standards.
- Shift HP business away from business partners and suppliers who fail to address violations of our standards.
- Document all business partner and supplier relationships in appropriate written contracts.

» Global Procurement Policy
» Global Citizenship Policy
» Partner Code of Conduct
» Supplier Code of Conduct
» Contingent Worker Code of Conduct

We communicate honestly with investors and the media

- All communications with investors, analysts, and the media regarding HP business must first be approved by HP Investor Relations, Corporate Communications, or the appropriate HP communications specialists.
- Never give the impression that you are speaking on behalf of HP in any personal communication or social media, including user forums, blogs, chat rooms, and bulletin boards.

» Confidential Information Policy
» External Communications and Endorsements Principles
» Social Media and Blogging Guidelines

We exercise our rights in the political process

- Ensure that your individual political views and activities are not viewed as those of HP.
- Obtain advance approval from HP Government Relations before lobbying a government official or engaging a lobbyist.
- Remember that HP Government Relations is solely responsible for managing political contributions on behalf of HP, including donations of products, services, transportation, and facilities.

» Political Participation Policy

We support giving and volunteering in our communities

- Get involved with efforts of your choice to improve your community.
- Do not pressure others to contribute to or join your preferred charities, groups, or political activities.
- Do not participate in HP decisions regarding a charity or other organization where you volunteer.
- Do not use HP resources for the benefit of your preferred charities, groups, or political activities, unless approved officially by HP.

» Global Contributions Policy
» Employee Volunteerism Policy
» Conflicts of Interest Policy



» **Keys** to living up to the "Responsible citizenship" principles (see Appendix page 18)

» Q: I've seen activities at HP that may be creating an environmental hazard, but I don't want to get involved. Isn't this the safest course? (see Appendix page 19)



Red flags:

» We are responsible citizens. (see Appendix page 19)



Appendix

Building Trust

Keys to living up to the "Building trust" principles

- Engage in open and honest communication in all your business interactions.
- Keep your promises—show others that they can rely on your word.
- Be willing to make the right decision for HP, even if it is not the best decision for your organization or you personally.

Question and answer

Q: I have a concern, but it is not covered in our SBC. Does that mean there is no problem?

A: No. The SBC cannot possibly address every situation or ethical dilemma. However, the principles, values, and other guidance discussed in our SBC, including the Headline Test, can help you make the right decision. We are all expected to act ethically even in the absence of a company policy. If you need more help, talk to your manager, another member of management, Human Resources, your **local SBC team**, or your **business group or region SBC liaison**. You can also contact the **Ethics and Compliance Office**.

Red flags:

We take action when aware of misconduct and do not retaliate.

- Awareness of an issue without willingness to raise it with anyone
- Different treatment of any employee who raised an issue or concern

We cooperate with investigations

- Withholding of relevant documents or information from investigators or auditors
- Lies to, or less than complete honesty with, investigators or auditors
- Deletion of documents or information in response to an investigation or audit
- Discussion of an internal investigation with others without permission from the investigation team, except communication with governmental agencies in compliance with local law

Respect

Keys to living up to the "Respect" principles

- Treat others the way you and they would like to be treated.
- Let others know if they make you uncomfortable.
- Report concerns to your manager, another member of management, Human Resources, your **local SBC team**, your **business group or region SBC liaison**, or the **Ethics and Compliance Office**.
- Behave professionally, and do not threaten or intimidate anyone.

Question and answer

Q: Different countries have different cultures and laws. Does our SBC apply worldwide?

A: Yes. Our SBC establishes principles for business conduct applicable throughout HP, regardless of the location or the particular HP organization or business. Where differences exist on any particular question, as a result of local customs, cultures or laws, employees must apply either the SBC or local requirements—whichever sets the highest standard of behavior with respect to the situation.

Red flags:

We promote and provide a harassment-free work environment.

- Dismissive attitude or comments about anti-harassment policies
- Depiction of harassers as victims or victims as complainers
- Unwelcome remarks, gestures, or physical contact
- The display of sexually explicit or offensive pictures or other materials
- Sexual or offensive jokes or comments (explicit or by innuendo)
- Verbal abuse
- Threats or taunting

Uncompromising integrity

Keys to living up to the "Integrity" principles

- Do the right thing, regardless of the pressure.
- Make the right decision for HP, not yourself or others.
- Protect all HP assets, remembering that our reputation is the most important asset to keep—and the easiest to lose.

Question and answer

Q: Are there any limits on what types of gifts or entertainment can be provided to a representative of a customer, partner, or other person on behalf of HP?

A: Yes. HP has restrictions on the types of amenities that may be provided to our customers, partners, or other third parties, because certain types of amenities create unnecessary risk to HP. Refer to the **Global Business Gifts, Travel, and Entertainment Policy**.

The following business amenities are never permitted:

- Cash, loans, stock, or stock options
- Cash gift cards such as, but not limited to, American Express, Visa, MasterCard
- Any gift or entertainment provided in direct exchange for a reciprocal action
- Any item that is illegal or sexually explicit, involves gambling, or would otherwise violate our values or our SBC
- Any item that might present an appearance of impropriety or conflict of interest
- Any item exchanged during a competitive bid process or contract negotiation
- Excessive, lavish, or frequent gifts or entertainment
- Any item that might violate the recipient's policies
- Amenities for immediate family members, other relatives, or significant others of public sector or commercial customers

Appendix

Uncompromising integrity (continued)

Red flags:

We use assets wisely.

- Coworkers who are excessively protective of their computers (because they may be concerned that their misuse of their computers or other HP assets may be discovered by others)
- HP property that is not secured when not in use
- Those who allow others to borrow or use HP equipment without approval
- Unknown individuals without proper credentials on HP premises
- Excessive use of HP resources for personal purposes
- Use of HP resources to access or store inappropriate materials
- Lax enforcement of electronic access control cards and other tools that provide access to HP facilities
- Sharing of passwords

We maintain accurate business records.

- Establishment of any off-the-books funds or undisclosed or unrecorded assets or liabilities
- Undocumented agreements with customers, business partners, or suppliers
- Backdating of contracts or other documents
- Creation of side letters or side agreements outside of HP's contracting processes
- The act of creating or entering into false contracts or other documents

We avoid conflicts of interest.

- Outside employment with, or receiving compensation from, a customer, business partner, supplier, or competitor
- Significant financial interest in a customer, business partner, supplier, or competitor held by you or a family member
- Conducting business with a business partner, supplier, channel partner or customer when someone in your family, or anyone else with whom you have a close personal relationship, has a substantial role in that company
- Service in a government or public body that has regulatory authority over HP or that purchases from HP
- Close personal relationships between employees in the same organization

We provide and accept gifts and entertainment only when appropriate.

- Frequent giving or receipt of gifts, meals, travel, or entertainment to or from customers, business partners, or suppliers
- Giving or receipt of gifts, meals, travel, or entertainment to or from customers, business partners, or suppliers during a bid, deal, or contract negotiation
- Lavish or excessive gifts, meals, travel, or entertainment

We do not bribe or accept kickbacks.

- Request by an agent for payments in a different country, to a third party, or in cash
- Requests for, or offers of, cash or favors
- Directions from a government official that a particular agent is to facilitate a transaction
- An agent who has a reputation for making prohibited payments
- An agent who requests fees higher than the market rate without reasonable explanation
- A close personal relationship between an agent and a government official
- Request by an agent for a charitable or political contribution
- An agent who objects to HP's efforts to perform due diligence

We protect sensitive information.

- Failure to mark sensitive information as "sensitive" or "confidential"
- Sending of sensitive information to unattended fax machines or printers
- Loud or open discussion of sensitive information when others might be able to hear
- Distribution of copyrighted materials without the appropriate copyright notice
- Discussions about HP proprietary information with customers or suppliers without proper approval and knowledge of the status of the relationship as confidential or non-confidential
- Confidential drafts and notes that are improperly discarded or not shredded when no longer needed
- Use of "free" or individually purchased internet hosting, collaboration or cloud services, "just to get the job done"

Appendix

Uncompromising integrity (continued)

Red flags (continued):

We do not trade on or disclose material non-public information.

If invited to join an expert network, advisory board, peer exchange, or other information-sharing group, be alert to the following red flags:

- Expert networks sponsored by firms managing stock market investments
- Invitations made without apparent involvement of a firm's legal department
- Requests that you not inform HP about your participation
- Requests for details of possible future events at HP
- Requests for any material non-public information

Passion for customers

Keys to living up to the "Passion for customers" principles

- Focus on treating the customer right.
- Compete fairly.
- Choose business partners, suppliers, and others who represent HP with care.

Question and answer

Q: To help me do a better job at HP, I kept several documents from my previous employer describing various processes they used. Can I use those documents at HP?

A: It depends. If the documents contain your former employer's confidential or proprietary information, you cannot use or share this information. HP expects all employees to honor any disclosure or use restrictions on the confidential information they have obtained from former employers or other third parties. In fact, new employees are instructed not to bring such information onto HP premises. If you are unsure, you should not use or share this information until you have consulted with HP's Office of the General Counsel.

Red flags:

We compete vigorously and fairly.

- Formal or informal understandings with competitors that stabilize prices or allocate sales territories, product lines, or groups of customers
- Exchange of information with competitors on these subjects
- Agreements with customers, business partners or suppliers that establish the resale price of a product or service, limit a customer's right to sell a product, or make the sale of a product or service conditional on the purchase of other products or services
- Pricing that is below cost, especially when we have a substantial share of the market
- Unfair discrimination between similarly situated customers or channel partners

We obtain business intelligence appropriately.

- Use of anyone else's confidential information without appropriate approvals
- Requests for or gaining of competitor pricing information from customers, business partners, or suppliers
- Pressure on or encouragement of an HP employee to discuss a previous employer's confidential information
- Suggestions from third parties for new products, product features, or services when the source of the original idea is not fully known
- Acquisition of information through any behavior that you would not be willing to fully disclose
- Reliance, without verification, on third parties' claims that business intelligence was properly obtained

Responsible citizenship

Keys to living up to the "Responsible citizenship" principles

- Take community interests into account when making decisions.
- Make decisions with a long-term view.
- Remember that people outside HP judge us solely on our actions because they do not know our decision-making processes.

Appendix

Responsible citizenship
(continued)

Question and answer

Q: I've seen activities at HP that may be creating an environmental hazard, but I don't want to get involved. Isn't this the safest course?

A: No. All HP employees are responsible for taking action when aware of potential violations of our SBC. This responsibility includes reporting environmental hazards or other unsafe working conditions of which you are aware. Retaliation against anyone making a good faith report will not be tolerated.

When concerns or questions come up, communication at the local level, either peer to peer or with your manager, is often the best place to start. When it is not possible to raise or resolve an issue with your immediate manager, use the **Open Door Policy** to contact another member of management, Human Resources, your **local SBC team**, your **business group or region SBC liaison**, or the **Ethics and Compliance Office**.

Red flags:

We are responsible citizens.

- Use of materials that endanger the environment
- Careless treatment of a supplier's confidential information such that it is accessible to others
- Creation of undocumented agreements with customers, business partners, or suppliers
- Discussion with a reporter of HP business without involving Corporate Communications
- Support of a political candidate or charity through unapproved use of HP resources
- Use of business partners or agents who have a reputation for unethical conduct/behavior

Winning the right way, every day

We are all occasionally faced with situations where the right decision is not necessarily a clear one. Our SBC, together with its embedded tools, links, and avenues for raising questions, is provided to help you make the right choice.

It is up to you to choose the right action to make winning the right way a reality. HP depends on each of us to:

- Understand how the SBC is structured and comply with its provisions
- Internalize the underlying principles that guide everyday behaviors
- Use the Headline Test to find answers when challenged with ethical issues
- Become familiar with the keys to success in order to model ethical behavior
- Learn to recognize red flag behaviors or actions
- Learn to use the links in our SBC to find details regarding policies and other information
- Know where to go and whom to contact if a question arises

For HP to enhance its reputation as a company with a culture of integrity and ethical leadership, we must all work together, in line with our shared values, to win the right way.

We need to inspire the trust of customers, business partners, suppliers, and our colleagues. At all levels, we should fulfill our commitments to others as outlined in our SBC.

Contacting the Ethics and Compliance Office

If you have a question or wish to discuss a possible concern or violation of our SBC, you should first use the **Open Door Policy** to discuss it with those in your management chain. If you are uncomfortable with that approach for any reason, or if no action is taken after your discussion, you may contact Human Resources, your **local SBC team**, your **business group or region SBC liaison**, or the **Ethics and Compliance Office**:

- By email:
  corporate.compliance@hp.com
- By phone: From anywhere in the world, call the GuideLine—24 hours a day, translators available, callers can remain anonymous except where anonymous reporting is prohibited by local law

  From the U.S. and Canada:
  800-424-2965

  Outside the U.S. and Canada:
  1) Go to **AT&T Access Codes**
  2) Find your country in the alphabetical listing
  3) Dial the AT&T Direct® Code
  4) When prompted, dial 800-424-2965
- By mail:
  HP Ethics and Compliance Office
  5400 Legacy Drive
  Plano, TX 75024 USA



To learn more, visit **hp.com/hpinfo**

Created June 2012

EXHIBIT C




EICC
ELECTRONIC INDUSTRY CITIZENSHIP COALITION

HP Electronic Industry Code of Conduct

Version 4.01, June 12, 2012

The Electronic Industry Code of Conduct (EICC) establishes standards to ensure that working conditions in the electronics industry supply chain are safe, that workers are treated with respect and dignity, and that business operations are environmentally responsible. The HP Suppliers Code of Conduct is based on the EICC and is independently maintained and updated to reflect our HP standards and supplier operations.

This policy defines HP's social and environmental performance requirements for suppliers of goods and services to HP.

Scope

All suppliers involved in HP's manufacturing processes or in manufacturing HP's products, packaging, parts, components, subassemblies, and materials, or that provide services to or on behalf of HP, must comply with the HP Electronic Industry Code of Conduct (the Code).

Policy

While we recognize that there are different legal and cultural environments in which suppliers operate throughout the world, the HP Electronic Industry Code of Conduct (the Code) sets forth the minimum requirements that all suppliers must meet in doing business with HP. Additional requirements for suppliers of subassemblies, parts, materials, components, batteries, and packaging that are incorporated into HP brand products are contained in the HP *General Specification for the Environment*.

HP Electronic Industry Code of Conduct

Version 4.01 (June 2012)

The Electronic Industry Code of Conduct establishes standards to ensure that working conditions in the electronics industry supply chain are safe, that workers are treated with respect and dignity, and that business operations are environmentally responsible and conducted ethically.

Considered as part of the electronics industry for purposes of this Code are all organization that may design, market, manufacture or provide goods and services that are used to produce electronic goods. The Code may be voluntarily adopted by any business in the electronics sector and subsequently applied by that business to its supply chain and subcontractors, including providers of contract labor.

To adopt the Code and become a participant ("Participant"), a business shall declare its support for the Code and actively pursue conformance to the Code and its standards in accordance with a management system as herein.

Participants must regard the code as a total supply chain initiative. At a minimum, participants shall also require its next tier suppliers to acknowledge and implement the Code.

Fundamental to adopting the Code is the understanding that a business, in all of its activities, must operate in full compliance with the laws, rules and regulations of the countries in which it operates.[1] The Code encourages Participants to go beyond legal compliance, drawing upon internationally recognized standards, in order to advance social and environmental responsibility, and business ethics.

The Electronic Industry Citizenship Coalition is committed to obtaining regular input from stakeholders in the continued development and implementation of the Electronic Industry Code of Conduct (EICC).

The Code is made up of five sections. Sections A, B, and C outline standards for Labor, Health and Safety, and the Environment, respectively. Section D adds standards relating to business ethics; Section E outlines the elements of an acceptable system to manage conformity to this Code.

A. LABOR

Participants are committed to uphold the human rights of workers, and to treat them with dignity and respect as understood by the international community. **This applies to all workers including temporary, migrant, student, contract, direct employees, and any other type of worker. The recognized standards, as set out in the annex, were used as references in preparing the Code and may be a useful source of additional information.**

The recognized standards, as set out in the annex, were used as references in preparing the Code and may be a useful source of additional information.

The labor standards are:

1) **Freely Chosen Employment**
Forced, bonded (including debt bonded) or indentured labor; involuntary prison labor; slavery or trafficking of persons shall not to be used. This includes transporting, harboring, recruiting, transferring or receiving vulnerable persons by means of threat, force, coercion, abduction or fraud for the purposes of exploitation. All work must be voluntary, and workers shall be free to leave work at any time upon reasonable notice. Workers must not be required to surrender any government-issued identification, passports, or work permits as a condition of employment. Excessive fees are unacceptable and all fees charged to workers must be disclosed.

2) **Child Labor Avoidance**
Child labor is not to be used in any stage of manufacturing. The term "child" refers to any person under the age of 15 (or 14 where the law of the country permits), or under the age for completing compulsory education, or under the minimum age for employment in the country, whichever is greatest. The use of legitimate workplace apprenticeship programs, which comply with all laws and regulations, is supported. Workers under the age of 18 shall not perform work that is likely to jeopardize the health or safety of young workers.

3) **Working Hours**
Studies of business practices clearly link worker strain to reduced productivity, increased turnover and increased injury and illness. Workweeks are not to exceed the maximum set by local law. Further, a workweek should not be more than 60 hours per week, including overtime, except in emergency or unusual situations. Workers shall be allowed at least one day off per seven-day week.

4) **Wages and Benefits**
Compensation paid to workers shall comply with all applicable wage laws, including those relating to minimum wages, overtime hours and legally mandated benefits. In compliance with local laws, workers shall be compensated for overtime at pay rates greater than regular hourly rates. Deductions from wages as a disciplinary measure shall not be permitted. The basis on which workers are being paid is to be provided in a timely manner via pay stub or similar documentation.

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[1] The Code is not intended to create new and additional third party rights, including for workers.

5) Humane Treatment
There is to be no harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers; nor is there to be the threat of any such treatment. Disciplinary policies and procedures in support of these requirements shall be clearly defined and communicated to workers.

6) Non-Discrimination
Participants should be committed to a workforce free of harassment and unlawful discrimination. Companies shall not engage in discrimination based on race, color, age, gender, sexual orientation, ethnicity, disability, pregnancy, religion, political affiliation, union membership or marital status in hiring and employment practices such as promotions, rewards, and access to training. In addition, workers or potential workers should not be subjected to medical tests that could be used in a discriminatory way.

7) Freedom of Association
Open communication and direct engagement between workers and management are the most effective ways to resolve workplace and compensation issues. The rights of workers to associate freely, join or not join labor unions, seek representation, and join workers' councils, and bargain collectively in accordance with local laws shall be respected. Workers shall be able to openly communicate and share grievances with management regarding working conditions and management practices without fear of reprisal, intimidation or harassment.

HP Additional Requirement
In saying that worker rights are to be respected as established or provided by local law, what HP means is that in countries that have legal systems that support those rights, they are to be understood in the context of the definitions, conditions and procedures that local law provides. However, basic worker rights to open communication, direct engagement and humane and equitable treatment must be respected even in countries where they are not given meaningful legal protection. Where worker representation and collective bargaining are restricted by law, participants are to facilitate open communication and direct engagement between workers and management as alternative ways of ensuring that workers' rights, needs and views are considered and acted upon appropriately and in good faith. Open communication and direct engagement between workers and management are the most effective ways to resolve workplace and compensation issues.

B. HEALTH and SAFETY

Participants recognize that in addition to minimizing the incidence of work-related injury and illness, a safe and healthy work environment enhances the quality of products and services, consistency of production and worker retention and morale. Participants also recognize that ongoing worker input and education is essential to identifying and solving health and safety issues in the workplace.

Recognized management systems such as OHSAS 18001 and ILO Guidelines on Occupational Safety and Health were used as references in preparing the Code and may be a useful source of additional information.

The health and safety standards are:

1) Occupational Safety
Worker exposure to potential safety hazards (e.g., electrical and other energy sources, fire, vehicles, and fall hazards) are to be controlled through proper design, engineering and administrative controls, preventative maintenance and safe work procedures (including lockout/tagout), and ongoing safety training. Where hazards cannot be adequately controlled by these means, workers are to be provided with appropriate, well-maintained, personal protective equipment. Workers shall not be disciplined for raising safety concerns.

2) **Emergency Preparedness**
Potential emergency situations and events are to be identified and assessed, and their impact minimized by implementing emergency plans and response procedures, including: emergency reporting, employee notification and evacuation procedures, worker training and drills, appropriate fire detection and suppression equipment, adequate exit facilities and recovery plans.

3) **Occupational Injury and Illness**
Procedures and systems are to be in place to prevent, manage, track and report occupational injury and illness, including provisions to: a) encourage worker reporting; b) classify and record injury and illness cases; c) provide necessary medical treatment; d) investigate cases and implement corrective actions to eliminate their causes; and e) facilitate return of workers to work.

4) **Industrial Hygiene**
Worker exposure to chemical, biological and physical agents is to be identified, evaluated, and controlled. Engineering or administrative controls must be used to control overexposures. When hazards cannot be adequately controlled by such means, worker health is to be protected by appropriate personal protective equipment programs.

5) **Physically Demanding Work**
Worker exposure to the hazards of physically demanding tasks, including manual material handling and heavy or repetitive lifting, prolonged standing and highly repetitive or forceful assembly tasks is to be identified, evaluated and controlled.

6) **Machine Safeguarding**
Production and other machinery shall be evaluated for safety hazards. Physical guards, interlocks and barriers are to be provided and properly maintained where machinery presents an injury hazard to workers.

7) **Sanitation, Food, and Housing**
Workers are to be provided with ready access to clean toilet facilities, potable water and sanitary food preparation, storage, and eating facilities. Worker dormitories provided by the Participant or a labor agent are to be maintained clean and safe, and provided with appropriate emergency egress, hot water for bathing and showering, and adequate heat and ventilation and reasonable personal space along with reasonable entry and exit privileges.

C. ENVIRONMENTAL

Participants recognize that environmental responsibility is integral to producing world class products. In manufacturing operations, adverse effects on the community, environment and natural resources are to be minimized while safeguarding the health and safety of the public.

Recognized management systems such as ISO 14001, the Eco Management and Audit System (EMAS) were used as references in preparing the Code and may be a useful source of additional information.

The environmental standards are:

1) **Environmental Permits and Reporting**
All required environmental permits (e.g. discharge monitoring), approvals and registrations are to be obtained, maintained and kept current and their operational and reporting requirements are to be followed.

2) **Pollution Prevention and Resource Reduction**
Waste of all types, including water and energy, are to be reduced or eliminated at the source or by practices such as modifying production, maintenance and facility processes, materials substitution, conservation, recycling and re-using materials.

3) **Hazardous Substances**
Chemical and other materials posing a hazard if released to the environment are to be identified and managed to ensure their safe handling, movement, storage, use, recycling or reuse and disposal.

4) **Wastewater and Solid Waste**
Wastewater and solid waste generated from operations, industrial processes and sanitation facilities are to be characterized, monitored, controlled and treated as required prior to discharge or disposal.

5) **Air Emissions**
Air emissions of volatile organic chemicals, aerosols, corrosives, particulates, ozone depleting chemicals and combustion by-products generated from operations are to be characterized, monitored, controlled and treated as required prior to discharge.

6) **Product Content Restrictions**
Participants are to adhere to all applicable laws, regulations and customer requirements regarding prohibition or restriction of specific substances, including labeling for recycling and disposal.

D. ETHICS

To meet social responsibilities and to achieve success in the marketplace, Participants and their agents are to uphold the highest standards of ethics including:

1) **Business Integrity**
The highest standards of integrity are to be upheld in all business interactions. Participants shall have a zero tolerance policy to prohibit any and all forms of bribery, corruption, extortion and embezzlement (covering promising, offering, giving or accepting any bribes). All business dealings should be transparently performed and accurately reflected on Participant's business book and records. Monitoring and enforcement procedures shall be implemented to ensure compliance with anti-corruption laws..

2) **No Improper Advantage**
Bribes or other means of obtaining undue or improper advantage are not to be offered or accepted.

3) **Disclosure of Information**
Information regarding business activities, structure, financial situation and performance is to be disclosed in accordance with applicable regulations and prevailing industry practices. Falsification of records or misrepresentation of conditions or practices in the supply chair are unacceptable.

4) **Intellectual Property**
Intellectual property rights are to be respected; transfer of technology and know-how is to be done in a manner that protects intellectual property rights.

5) **Fair Business, Advertising and Competition**
Standards of fair business, advertising and competition are to be upheld. Appropriate means to safeguard customer information must be available.

6) **Protection of Identity**
Programs that ensure the confidentiality and protection of supplier and employee whistleblower[2] are to be maintained.

7) **Responsible Sourcing of Minerals**
Participants shall have a policy to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture does not directly or indirectly finance or

[2] Whistleblower definition: Any person who makes a disclosure about improper conduct by an employee or officer of a company, or by a public official or official body.

benefit armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of the Congo or an adjoining country. Participants shall exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to customers upon customer request.

8) **Privacy**
We are committed to protecting the reasonable privacy expectations of personal information of everyone we do business with, including suppliers, customers, consumers and employees. Comply with privacy and information security laws and regulatory requirements when personal information is collected, stored, processed, transmitted, and shared.

9) **Non-Retaliation**
Participants should have a communicated process for their personnel to be able to raise any concerns without fear of retaliation.

E. MANAGEMENT SYSTEM

Participants shall adopt or establish a management system whose scope is related to the content of this Code. The management system shall be designed to ensure (a) compliance with applicable laws, regulations and customer requirements related to the participant's operations and products; (b) conformance with this Code; and (c) identification and mitigation of operational risks related to this Code. It should also facilitate continual improvement.

The management system should contain the following elements:

1) **Company Commitment**
Corporate social and environmental responsibility policy statements affirming Participant's commitment to compliance and continual improvement, endorsed by executive management.

2) **Management Accountability and Responsibility**
The Participant clearly identifies company representative[s] responsible for ensuring implementation of the management systems and associated programs. Senior management reviews the status of the management system on a regular basis.

3) **Legal and Customer Requirements**
A process to identify, monitor and understand applicable laws, regulations and customer requirements, including the requirements of the Code.

4) **Risk Assessment and Risk Management**
Process to identify the environmental, health and safety[3] and labor practice and ethics risks associated with Participant's operations. Determination of the relative significance for each risk and implementation of appropriate procedural and physical controls to control the identified risks and ensure regulatory compliance.

5) **Improvement Objectives**
Written performance objectives, targets and implementation plans to improve the Participant's social and environmental performance, including a periodic assessment of Participant's performance in achieving those objectives.

6) **Training**
Programs for training managers and workers to implement Participant's policies, procedures and improvement objectives and to meet applicable legal and regulatory requirements.

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3 Areas to be included in a risk assessment for environmental health and safety are production areas, warehouse and storage facilities, plant/facilities support equipment, laboratories and test areas, sanitation facilities (bathrooms), kitchen/cafeteria and worker housing/dormitories.

7) **Communication**
Process for communicating clear and accurate information about Participant's policies, practices, expectations and performance to workers, suppliers and customers.

8) **Worker Feedback and Participation**
Ongoing processes to assess employees' understanding of and obtain feedback on practices and conditions covered by this Code and to foster continuous improvement.

9) **Audits and Assessments**
Periodic self-evaluations to ensure conformity to legal and regulatory requirements, the content of the Code and customer contractual requirements related to social and environmental responsibility.

10) **Corrective Action Process**
Process for timely correction of deficiencies identified by internal or external assessments, inspections, investigations and reviews.

11) **Documentation and Records**
Creation and maintenance of documents and records to ensure regulatory compliance and conformity to company requirements along with appropriate confidentiality to protect privacy.

12) **Supplier Responsibility** Process to communicate Code requirements to suppliers and to monitor supplier compliance to the Code.

REFERENCES

The following standards were used in preparing this Code and may be a useful source of additional information. The following standards may or may not be endorsed by each Participant.

ILO Code of Practice in Safety and Health
www.ilo.org/public/english/protection/safework/cops/english/download/e000013.pdf

National Fire Protection Association
http://www.nfpa.org/aboutthecodes/list_of_codes_and_standards.asp

ILO International Labor Standards
www.ilo.org/public/english/standards/norm/whatare/fundam/index.htm

OECD Guidelines for Multinational Enterprises
www.oecd.org

United Nations Convention Against Corruption
http://www.unodc.org/unodc/

United Nations Global Compact
www.unglobalcompact.org

Universal Declaration of Human Rights
www.un.org/Overview/rights.html

ISO 14001
www.iso.org

SA 8000
http://www.sa-intl.org

Ethical Trading Initiative
www.ethicaltrade.org/

OHSAS 18001
www.bsi-global.com/index.xalter

Eco Management & Audit System
www.quality.co.uk/emas.htm

OECD Due Diligence Guidance
http://www.oecd.org/document/36/0,3746,en_2649_34889_44307940_1_1_1_1,00.html

Dodd-Frank Wall Street Reform and Consumer Protection Act
http://www.sec.gov/about/laws/wallstreetreform-cpa.pdf

DOCUMENT HISTORY

Version 1.0 - Released October 2004.

Version 1.1 - Released May 2005. Converted document to EICC format, minor page layout revisions; no content changes.

Version 2.0 - Released October 2005 with revisions to multiple provisions.

Version 3.01 – Released June 2009 with revisions to multiple provisions. Renamed HP Electronic Industry Code of Conduct.

Version 4.01 Released June 2012 with updates for consistency with the EICC version 4.0.

*****

GIBSON DUNN

EXHIBIT D



HP PARTNER CODE OF CONDUCT
Effective May 1, 2012

I. Introduction

At HP, we work collaboratively with our Partners to conduct business with passion for our products and customers, respect for individuals, and uncompromising integrity in our business dealings. References in this Code of Conduct to HP products include HP service offerings as well as HP hardware and other products.

To meet these objectives, HP expects its Partners to maintain the highest standards of business ethics; become familiar with and comply with all laws that are relevant to their HP Partner status, including the extraterritorial laws that govern the conduct of HP, such as the United States Foreign Corrupt Practices Act ("FCPA",) the U.K. Bribery Act, and similar anti-corruption laws of other countries where the Partner does business or which otherwise apply to the Partner,; and stay abreast of all legal and regulatory changes that are relevant to their HP Partner status. Further, HP requires that HP Partners (1) implement effective business controls that prevent and detect unlawful conduct; (2) comply with and agree to contractual provisions that require strict adherence to all applicable anti-corruption laws and other laws that are relevant to their HP Partner status and their HP Partner business; (3) grant HP audit rights to review the Partners' compliance with such laws relevant to their HP partner status; (4) to the extent they become aware, report to HP actual or potential violations of this Partner Code of Conduct or applicable laws involving HP products by their employees and representatives, as well as actual or potential violations of HP's Standards of Business Conduct, this Partner Code of Conduct, and applicable laws by HP's employees and representatives; and (5) provide certification of their compliance with these laws and complete all related HP training and due diligence modules as and when requested by HP.

Although HP recognizes the different legal and cultural environments in which its Partners operate throughout the world, HP Partners must comply with the fundamental legal and ethical principles described in this Partner Code of Conduct. This Partner Code of Conduct is applicable to HP Partners, their employees, temporary employees, and independent contractors. An HP Partner is any party selling HP products, including distributors, resellers, agents, and any other party to an HP partner or channel agreement. An HP Partner also includes any party providing services directly or indirectly to HP in support of HP business, such as system integrators, logistics companies and other service providers to HP supporting HP business with its customers. A breach of this Partner Code of Conduct will be considered a breach of the Partner's contract with HP and may lead to the termination of the business relationship with HP.

II. Compliance with Laws

1. Competition Laws

HP Partners must comply with laws and regulations governing fair trading and competition that are relevant to their HP Partner status. In addition to adherence to applicable local laws, HP Partners may not discuss or enter into a formal or informal agreement with any competitor about any of the following: (a) price; (b) matters affecting price; (c) production levels; (d) inventory levels; (e) bids; or (f) division of sales territory, products, customers, or suppliers.

In specific jurisdictions where such conduct is unlawful, HP Partners may not interfere with the right of other resellers to freely determine their resale price of products, limit a reseller's right to sell products, or condition the sale of products on an agreement to buy other products.

HP Partners may only use legal means to gather information about manufacturers or sellers of products that compete with HP's products.

2. Anti-Corruption Laws

HP policy prohibits offers or payments of bribes, kickbacks or gifts to win or retain business or to influence a business decision. HP Partners, therefore, are prohibited from offering or providing money or anything of value, either directly or indirectly, by employees or through other parties, to any person with an intent to obtain or retain business or otherwise gain an improper business advantage. In addition, HP Partners must comply with specific applicable local laws related to gifts to and entertainment of commercial entities and government officials. For example, all gifts, favors, or entertainment to federal, state, or local government officials, in the United States and some other countries, regardless of intent, are strictly prohibited by applicable laws and regulations; and HP Partners are expected to comply with such laws.

Equally important under applicable anti-corruption laws is the necessity for accurate and complete books and records to be maintained regarding sales of HP products and all transactions relevant to HP Partner status. False and misleading accounting practices, slush funds and similar financial practices are prohibited by HP Policies and may violate applicable laws. To be clear, HP employees and HP Partners must not engage in any misleading, inaccurate or falsification of any type of transactional documentation relevant to HP Partner business. HP Partners should refuse any request by any HP employee to create misleading, inaccurate or false documentation, including to "park funds" or designate a particular use for funds with knowledge that the funds are not actually intended to be used as designated; any such requests should be reported to HP through one of the methods specified at the end of this Code of Conduct.

HP Partners must refrain from contracting with any entity or individual on HP's behalf that engages in, or is suspected of engaging in, bribes, kickbacks, or other similar improper or unlawful payments. As an example, HP Partners may comply with this requirement by adopting third party due diligence procedures. HP Partners must also require all of their contractors and representatives to abide by ethics and compliance standards which are no less stringent than those embodied in the HP Partner Code of Conduct

HP Partners may not offer facilitation payments for routine government actions, even where permitted by the FCPA or local laws.

HP prohibits HP Partners, or their representatives or employees, from offering or providing cash or non-cash gifts, kickbacks, or entertainment to any HP employee for any improper purpose, such as influencing him or her to take a course of action. HP employees are similarly prohibited from soliciting such items. This prohibition extends to immediate family members of both HP Partner employees or representatives and HP employees.

3. Government Sector Sales Rules

HP Partners must become familiar with, track, understand, and comply with all laws and regulations relating to sales to government entities as government sector customers that are relevant to their HP Partner status.

4. International Trade Laws

HP Partners must become familiar with and, when transacting business as an HP Partner, comply with economic sanctions and trade embargoes imposed or approved by the United States Government.

Further, HP Partners must become familiar with and comply with all relevant laws and regulations in the United States and in applicable local foreign jurisdictions, including United States anti-money-laundering laws, import and export laws and regulations, and laws and regulations involving customs and taxation.

5. Intellectual Property Laws

HP Partners must not infringe HP's trademarks and other intellectual property rights. HP Partners are also prohibited from infringing on the intellectual property rights of third parties in any manner relevant to their HP partner status. In particular, HP Partners may not be engaged in the production, distribution, storage or sale of counterfeit HP products or any third party product that infringes upon HP's intellectual property (including HP trademarks). Any breach hereof as determined by HP based on its sole discretion as a result of information gained by any means including its own investigative efforts, by its agents or by any law enforcement or investigative agency, will constitute a material breach, and entitle HP to exclude Partner from any HP channel programs, deprive Partner of any benefits earned under such programs, and/or alter discounts, as referred to in section 16.c of the HP Partner Agreement.

6. Environmental Laws

HP expects HP Partners to conduct their operations in ways that are environmentally responsible and in compliance with all environmental laws, regulations, and standards that are relevant to their HP Partner status.

7. Human Rights, Labor Laws, and Fair Labor Practices

HP Partners must comply with all health and safety regulations, laws upholding the rights of persons with disabilities, labor laws, and fair labor practices that are relevant to their HP Partner status. Specifically, HP requires HP Partners to comply with the local minimum wage and maximum working hours requirements, and prevent the use of forced, involuntary prison, bonded, or indentured labor. Forced or involuntary prison labor refers to situations in which laborers are required by the sentence to work without compensation. Indentured labor refers to situations in which an employer forbids workers from freely and voluntarily leaving employment. Bonded labor refers to situations in which employees work to pay a debt, which is often incurred by another person, offering the worker's labor in exchange. Other forms of forced labor include situations in which labor contracts impose unreasonable legal or practical limitations on the workers' ability to leave their employment.

Child labor is not to be used. The term "child" refers to any person employed under the age of 15 (or 14 where the law of the country permits), or under the age for completing compulsory education, or under the minimum age for employment in the country, whichever is greatest. The use of legitimate workplace apprenticeship programs, which comply with all laws and regulations, is supported. Workers under the age of 18 should not perform hazardous work and may be restricted from night work with consideration given to educational needs.

Finally, HP Partners must never discriminate based on race, color, age, gender, sexual orientation, gender identity and expression, ethnicity, religion, disability, union membership, marital status, or political affiliation.

III. Adherence to Honest and Fair Marketing and Sales Practices and Compliance with Contracts

1. Marketing and Sales Practices

HP Partners' marketing and sales practices must reflect a commitment to honest and fair dealings with their current and potential customers. HP Partners must not engage in any misleading or deceptive practices.

2. Advertising Standards

If an HP Partner is, with HP's prior written approval, engaged in any advertising, marketing, or promotional activities that reference or implicate HP, its name, logo, or services in any manner, the advertising, marketing, or promotional materials must comply with all laws, rules, and regulations, and must be truthful and accurate. Advertising, marketing, or promotional materials may not be false, misleading, or have a tendency to deceive, and all claims in advertising, marketing, or promotional materials must be substantiated by adequate supporting documentation. All HP Partners' advertising must clearly disclose the material terms and limitations of advertised offers.

HP Partners may not misrepresent products, services, and prices, or make unfair, misleading, inaccurate, or false claims about, or comparisons with, competitor offerings.

3. Conflicts of Interest

HP Partners must avoid engaging in any business activity that would create a conflict between their interests as an HP Partner and HP Partner's separate duty or obligation to provide independent advice to a Customer regarding the products or services being procured. In order to avoid actual, potential or apparent conflict of interest situations, HP Partners are not authorized to operate as an agent partner or to collect an agent commission or fee, or other type of compensation from HP, where the HP Partner is under a separate duty or obligation to provide independent advice to a Customer regarding the products or services being procured. If a Partner believes that there exists a conflict of interest, or that a potential conflict of interest may arise, the Partner should report all pertinent details to a designated HP representative.

HP employees are required to comply with HP's Standards of Business Conduct. The selection of HP Partners is based on the quality of their services and their business integrity. HP holds its employees to high ethical standards and requires them to avoid engaging in any activity that involves even the appearance of impropriety or conflict of interest. HP Partners must not ask or encourage HP employees to violate the provisions of HP's Standards of Business Conduct.

IV. Compliance and Risk Management System

1. Business Controls

HP Partners must maintain effective business controls that are capable of preventing and detecting unlawful conduct by their employees and counterparties. At a minimum, an effective business controls program should contain the following components: (i) periodic risk assessments that lead to adjustments in their business controls that take into account the current risk environment; (ii) a commitment to legal compliance, ethics, environmental, occupational health and safety, commercial practices, and labor programs (the Electronic Industry Code of Conduct (EICC) is encouraged as model for this Code of Conduct); (iii) a designated company representative(s) responsible for overseeing and implementing their legal compliance, ethics, environmental, occupational health and safety, commercial practices, and labor programs; and (iv) clearly communicated mechanisms for employees to report misconduct or seek guidance without fear of retaliation.

2. Investigations and HP's Ongoing Monitoring of the HP Partners' Compliance

HP Partners must, consistent with applicable laws and contractual obligations, provide reasonable assistance to any investigation by HP of a violation of this Partner Code of Conduct or of a violation by an HP employee of HP's Standards of Business Conduct if related to the HP Partner's business or applicable laws relevant to their HP partner status, and to allow HP reasonable access to all documentation concerning the HP Partners' compliance with this Partner Code of Conduct and laws applicable to their sale and distribution of HP products.

* * *

HP Partners should contact HP if they have any questions about this Partner Code of Conduct. HP Partners also must report to HP any conduct of their employees and representatives, as well as any conduct of HP's employees and representatives, that is believed in good faith to be an actual, apparent, or potential violation of this Partner Code of Conduct, HP's Standards of Business Conduct, or applicable laws relating to the sale or distribution of HP products. Reports will be handled as confidentially as possible. Reports should be made to the Partners' designated HP representative, to corporate.compliance@hp.com, by telephone to GuideLine at 1-800-424-2965 (Outside U.S., first dial AT&T Access Number), or if you prefer, send an email directly to the Board of Directors at BOD@hp.com.

Reports sent via postal mail should be directed to the following address:

HP Ethics and Compliance Office
5400 Legacy Drive
Plano Texas 75024

GIBSON DUNN

EXHIBIT E

HP Nondiscrimination policy

» Company information

» About us
» Diversity & Inclusion
» Our Vision & Strategy
» The meaning behind the words
» Our shared values
» Policies & Practices
» Awards & Recognition
» Diversity value chain
» Achievements
» More information

Commitment to diversity, inclusion and nondiscrimination



Since its founding, Hewlett-Packard has demonstrated an ongoing commitment to people and to fair employment practices. As HP has grown and expanded throughout the world, its work force has become more diverse. HP believes that this diverse work force helps the company realize its full potential. Recognizing and developing the talents of each individual brings new ideas to HP. The company benefits from the creativity and innovation that results when HP people who have different experiences, perspectives and cultures work together. This is what drives invention and high performance at HP. We believe a well managed, diverse work force expands HP's base of knowledge, skills and cross-cultural understanding, which in turn, enables us to understand, relate and respond to our diverse and changing customers throughout the world, connecting them to the power of technology. Our overall commitment is reflected in our diversity and inclusion philosophy.

HP's Diversity and inclusion philosophy

- A diverse, high-achieving workforce is the sustainable competitive advantage that differentiates HP. It is essential to win in the marketplaces, workplaces and communities around the world.
- An inclusive, flexible work environment that values differences motivates employees to contribute their best.
- To better serve our customers, we must attract, develop, promote and retain a diverse workforce.
- Trust, mutual respect and dignity are fundamental beliefs that are reflected in our behavior and actions.
- Accountability for diversity and inclusion goals drives our success.

Compliance, equal opportunity and affirmative action

Consistent with our Best Work Environment Policy, our policy and practice at HP is to maintain a work environment free from discrimination, one where employees are treated with dignity and respect. All employees share in the responsibility for fulfilling HP's commitment to equal employment opportunity. To that end, HP's Global Non-Discrimination Policy provides that we do not discriminate against any employee or applicant for employment because of gender, color, race, ethnicity, national origin, religion, age, marital status, sexual orientation, gender identity and expression, disability, pregnancy, covered veteran status, protected genetic information and political affiliation.

We also comply with all applicable national and local laws pertaining to non-discrimination and equal opportunity.

Grievance Policy

If you have a question or wish to discuss a possible violation, you should first discuss it with those in your management chain. If you are not comfortable with that approach for any reason, or if no action is taken, please contact the Ethics and Compliance office at: corporate.compliance@hp.com

GIBSON DUNN

EXHIBIT F

Environmental, health, and safety policy

Standards for HP's work and business environment

Hewlett-Packard is committed to conducting its business in a manner that delivers leading environmental, health and safety performance. This is consistent with our commitment to corporate citizenship, social responsibility, and sustainability.

Our goals are to provide products and services that are safe and environmentally sound throughout their lifecycles, conduct our operations in an environmentally responsible manner, and create health and safety practices and work environments that enable HP employees to work injury-free.

To accomplish this, we will:

- meet or exceed all applicable legal requirements;
- proactively reduce occupational injury and illness risks, and promote employee health and well-being;
- aggressively pursue pollution prevention, resource conservation and waste reduction in our operations;
- design and manufacture our products to be safe to use and to minimize their environmental impact;
- offer our customers environmentally responsible end-of-life management services for HP products; and
- require our suppliers to conduct their operations in a socially and environmentally responsible manner.

We achieve this high level of performance by integrating these objectives into our business planning, decision-making, performance tracking and governance processes to ensure we achieve and continually improve upon our goals.

Each employee has an individual responsibility to understand and support our environmental, health and safety policies and to actively participate in programs to ensure our goals are achieved.

We believe our company must work with employees, suppliers, partners, customers, and governmental, non-governmental and community organizations to protect and enhance health, safety and the environment. We foster open dialogue with our stakeholders to share relevant information and contribute to the development of sound public policy and business initiatives.

GIBSON DUNN

EXHIBIT G



HP's Supply Chain Social and Environmental Responsibility Policy

July 19th, 2013

HP's commitment to Global Citizenship extends to our supply base. We expect HP suppliers to conduct their worldwide operations in a socially and environmentally responsible manner. At HP, we work collaboratively with our suppliers to encourage compliance with the following principles:

Legal and Regulatory Compliance: Suppliers are to ensure their operations and the products and services supplied to HP comply with all national and other applicable laws and regulations.

Environmental Performance Improvement: Suppliers are to understand and reduce the environmental impacts of their operations and of the products and services they provide to HP. This will include programs that promote efficient use of energy and other resources, minimize the use of hazardous materials, promote reuse and recycling, and reduce emissions to air, soil and water.

Conflict Minerals: Suppliers are expected to ensure that parts and products supplied to HP are DRC conflict-free (do not contain metals derived from "conflict minerals"; columbite-tantalite (tantalum), cassiterite (tin), gold, wolframite (tungsten), or their derivatives such that they do not directly or indirectly finance or benefit armed groups through mining or mineral trading in the Democratic Republic of the Congo or an adjoining country). Suppliers are to establish policies, due diligence frameworks, and management systems, consistent with the *OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas*, that are designed to accomplish this goal.

Management Systems: Suppliers are to maintain effective management systems that integrate environmental, occupational health and safety, human rights and labor policies, and ethics into their business and decision-making processes. This includes establishing appropriate objectives and targets, regularly measuring and assessing performance, and practicing continual improvement.



Transparency: Suppliers shall disclose to HP within 48 hours of any such incident:

1. All supplier on-site incidents of worker fatality or accidents resulting in debilitating injury.
2. All known supplier off-site incidents of worker fatality or injury resulting from suicide or suicide attempt.
3. Any actual or alleged priority finding related to HP Electronic Industry Code of Conduct compliance whether discovered by Supplier or by a third party including, but not limited to:
   a. underage workers,
   b. forced labor,
   c. health and safety issues posing immediate danger to life or risk of serious injury,
   d. significant excessive overtime as defined by the Electronic Industry Citizenship Coalition (EICC),
   e. violation of environmental laws posing serious and immediate potential or actual harm to the immediate or surrounding community.

In addition, suppliers are to provide clear, timely, accurate and appropriate reporting to HP upon request.

Substance of Initial Disclosure; Protecting Privacy. Supplier shall in the first instance disclose to HP only that an incident (as described in 1-3 above) has occurred and provide basic information regarding the incident. To protect the privacy of individuals involved, initial disclosures should be made without reference to Personal Data. Should HP require additional information, Supplier shall comply with all applicable data protection and privacy laws when transferring or sharing information with HP. "Personal Data" shall mean any information related to any identified or identifiable natural person, including but not limited to employees and customers of the parties, and any other data deemed as personal data under applicable personal data protection or privacy laws.

In selecting and retaining qualified suppliers, HP will show preference to suppliers that meet the above requirements, *HP's Electronic Industry Code of Conduct*, and *HP's General Specification for the Environment*.

EXHIBIT H

Ethics and human rights



More than 99 percent

Percentage of employees who completed HP's ethics and compliance annual refresher course in 2011

Seeking conflict-free minerals

HP supports the Solutions for Hope project, which achieved the first validated source of conflict-free tantalum ore from Democratic Republic of Congo

Download full report

For detailed information, download our 2011 Global Citizenship Report

HP aims to always act with uncompromising integrity, whether dealing with our suppliers, partners, employees, customers, or society more broadly. Our shared values guide us to behave ethically and in compliance with the law, and to respect the rights of all our stakeholders. Our scale and influence help us encourage similar behavior in others.

Winning the right way, every day

Legal compliance is the absolute minimum we expect from our employees, partners, and suppliers. We promote a culture of integrity and ethical decision making everywhere we operate, even when it means holding ourselves and our partners to a higher standard than local laws or customs require. We encourage people to check whenever they are unsure of the right thing to do. HP provides the standards, governance structures, training, communications, and reporting and investigation procedures to ensure legal compliance and ethical behavior globally.

Our goal isn't just to avoid doing something wrong, but to enhance our brand by earning a reputation for winning in the right way. We do not tolerate bribery and will never trade our integrity for a business opportunity. This means refusing to pay bribes or kickbacks even if we must walk away from a deal. Making sure HP employees and partners globally understand this is a priority, as our expansion in growth markets means we increasingly operate in countries where cultural norms differ and regulations may be less stringent than our own standards. We have strict policies for activities such as giving and receiving gifts, and deliver training programs for new and existing employees—especially those working with public sector customers, including sales people.

Respecting human rights

Everyone is entitled to certain fundamental rights, freedoms, and standards of treatment. Respecting these human rights is core to HP's shared values and is part of the way we do



Standards of business conduct



Reporting concerns



Perspective: Faris Natour Director, Human Rights, BSR

Expanded content available in the Ethics and Human Rights section of the full report (PDF).

Ethics and compliance
Human rights
Conflict minerals

Related links
HP Corporate Governance
Transparency International Corruption

business.

We don't stop there—we use our size and influence to promote respect for human rights in all our business dealings. We do this by working with organizations such as the Global Business Initiative on Human Rights (GBI) and BSR, which promote awareness of the UN Guiding Principles on Business and Human Rights.

Revised in 2011 using input from experts at the Danish Institute for Human Rights (DIHR), our Global Human Rights Policy establishes our commitment to integrating respect for human rights throughout our business. It commits us to complying with laws and regulations or international standards—whichever are more stringent locally—and a range of other best-practice measures. The policy also highlights links between human rights and other areas of our business, such as supply chain management, employee practices, and privacy protection.

Addressing conflict minerals



HP plays a leading role in international efforts to achieve conflict-free trade with the Democratic Republic of Congo (DRC).

Minerals originating from the DRC have been a concern for more than a decade because some mines are controlled by armed militia engaged in a civil war. Although progress in overcoming the related problems has been slow, HP is determined that change is possible. We believe that all involved stakeholders must work together to build a lasting solution that avoids the widespread exit of trade from the region, as this would worsen the plight of local people.

In 2011, we and our partners made significant progress on the following five fronts:

- **Conducting due diligence of our supply chain**—We asked suppliers to provide information about the smelters they use, to adopt a DRC conflict-free policy, and to set the same expectations for their suppliers.
- **Supporting the development of a due-diligence approach across industries**—HP co-developed a reporting template with the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), for companies to use and share information between suppliers and company customers.
- **Advancing the Conflict Free Smelter (CFS) program**—HP is part of the EICC CFS program, which identifies, verifies, and maintains a list of conflict-free smelters.
- **Supporting an alliance for in-region mineral certification**—HP participates in Solutions for Hope, a project which has achieved the first validated source of conflict-free tantalum ore from DRC.
- **Influencing policy and legislation**—HP has contributed to the development of the U.S. Dodd-Frank Act and the Organisation for Economic Co-operation and Development (OECD) due-diligence guidance on conflict minerals.

Perceptions Index
UN Universal Declaration of Human Rights (UDHR)
UN Global Compact
UN Guiding Principles on Business and Human Rights
HP codes of conduct:
- Employees: Standards of Business Conduct
- U.S. public sector employees: U.S. Public Sector Code of Conduct
- Contingent workers: Contingent Worker Code of Conduct
- Suppliers: HP Electronic Industry Citizenship Coalition (EICC) Code of Conduct
- Partners: Partner Code of Conduct

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

November 15, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
Stockholder Proposal of the Board of Pensions of the Presbyterian Church (USA)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Board of Pensions of the Presbyterian Church (USA) (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED,** shareholders request the Board to review and amend, where applicable, within ten months of the 2014 Annual Meeting, Hewlett-Packard's policies related to human rights that guide its international and U.S. operations.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(10) because the Company currently expects that a Committee of its Board of Directors (the "Board Committee"), at a meeting in November 2013 (the "November Meeting"), will review and amend, where applicable, the Company's "policies related to human rights that guide its international and U.S. operations," thereby substantially implementing the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v.*

SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Moreover, the Staff on numerous occasions has concurred that a stockholder proposal is sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a stockholder proposal calling for the board of directors to amend its greenhouse gas emissions policies as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In particular, the Staff previously has recognized that when a proposal requests that a board of directors take action, but fails to provide sufficient guidance with respect to that request, the proposal is vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Bank of America Corp.* (avail. June 18, 2007), the proposal asked the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees." However, the proposal failed to clarify what was intended by the "thinking" of directors. Thus, the Staff concurred with the exclusion of the proposal as vague and indefinite. Likewise, in *Yahoo! Inc.* (avail. Mar. 26, 2008), the proposal requested that the board of directors establish a "new policy" of "doing business in China" with help from "China's democratic activists and human/civil rights movement." The Staff concurred with the exclusion of the proposal as vague and indefinite where the company argued that, in the absence of further guidance, "it is extremely likely that each stockholder could envision a different policy, and any 'policy' implemented by the [c]ompany could be significantly different from the actions envisioned by the stockholders voting on the [p]roposal." *See also The Home Depot, Inc.* (avail. Mar. 28, 2013) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking the board to "take[] the steps necessary . . . to strengthen our weak shareholder right to act by written consent" even though the proposal also identified two specific written consent conditions that were intended to be "include[d]"); *Alaska Air Group, Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board of directors "amend the company's governance documents . . . to assert, affirm and define the right of the owners of the company to set standards of corporate governance" where the company argued that the proposal was "sweeping in its scope and subject to multiple and differing interpretations").

Similarly, in the instant case, the Proposal's operative language "request[s] the Board to review and amend, where applicable, within ten months of the 2014 Annual Meeting, Hewlett-Packard's policies related to human rights that guide its international and U.S. operations." However, the

Proposal does not state what in particular the Board is supposed to "review and amend" in its human rights policies. Without more, the Board and the Company's stockholders cannot determine exactly what the Proposal is asking the Board to do. Thus, the Proposal is subject to multiple and differing interpretations and is inherently misleading. For example, it is unclear whether the Proposal is asking the Board to focus on certain human rights issues, or whether it is asking the Board to address certain aspects of the Company's human rights policies. These are only two of the multiple ways in which the Board and the Company's stockholders could interpret the Proposal. Indeed, the lack of guidance gives the Proposal's operative language a sweeping scope and allows for countless possible interpretations.

Because the Proposal's operative language lacks sufficient guidance, we have looked for clarity in the Proposal's whereas clause and supporting statement. *See* SLB 14B (stating that a stockholder proposal is excludable as "inherently vague or indefinite" under Rule 14a-8(i)(3) where "the proposal and the supporting statement, when read together, have the same result"). However, the Proposal's whereas clause and supporting statement only exacerbate the vagueness of the Proposal. The whereas clause suggests that the Company's human rights policies should reflect "[s]everal international conventions, declarations and treaties [that] set forth internationally recognized standards designed to protect human rights." It goes on to list at least eight potential sources that could be reflected in the Company's human rights policies. Together, these sources contain hundreds of operative principles and cover dozens of distinct topics, which range from the preservation of cultural heritage to basic economic standards of living to environmental protection. The whereas clause itself lists six different aspects of human rights—civil, political, social, environmental, cultural and economic. However, nothing in the whereas clause clarifies which types of human rights the Company should address or which internationally recognized human rights principles the Company should consider. Likewise, the Proposal's supporting statement asserts that the Company's human rights policies "should reflect a more comprehensive understanding of human rights," but provides no further guidance as to how this should be accomplished. The supporting statement even acknowledges this lack of guidance, noting that it does not "urg[e] that any specific provisions of the above-named documents be included in a revised policy." The supporting statement does identify one specific measure that the Company could take: "utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions" to ensure compliance with its human rights policies. However, in the very next sentence, the supporting statement clarifies that this measure would be "*coupled with*" (emphasis added) the adoption of "a more comprehensive human rights policy," thus distinguishing the "utilization of independent monitors" from the policy itself. Instead of providing specific guidance with respect to the review and amendment of the Company's human rights policies, the Proposal's whereas clause and supporting statement speak broadly about "a more comprehensive understanding of human rights" and make it more difficult for the Board to know what changes to the Company's human rights policies are expected and increase the likelihood that the Company's stockholders, if asked to vote on the Proposal, would be unable to ascertain what it requests.

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal provides no guidance as to what Board action it requests, and the Proposal's whereas clause and supporting statement only create further ambiguity. Neither the Company nor its stockholders would be able to determine with any certainty what actions the Board would be required to take in order to comply with the Proposal. Instead, as was pointed out by the company in *Yahoo! Inc.* (avail. Mar. 26, 2008), "it is extremely likely that each stockholder could envision a different policy, and any 'policy' implemented by the Company could be significantly different from the actions envisioned by the stockholders voting on the Proposal." Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is inherently misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. See Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Anticipated Action By The Board Committee To Review And Amend Its Human Rights Policies Substantially Implements The Proposal

The Company currently expects that the Board Committee will, at the November Meeting, take certain actions that will substantially implement the Proposal. The Company expects that the Board Committee will (1) review the Company's existing human rights policies, including its Global Human Rights Policy and the various human rights-related policies referenced therein; (2) evaluate internationally recognized human rights standards and principles, as set forth in the documents listed in the Proposal's whereas clause; and (3) consider whether to amend its policies based on this review and evaluation. Although the Company cannot determine with certainty exactly what actions the Proposal is requesting, at its core, the Proposal requests that the Board "review and amend, where applicable," the Company's human rights policies. Thus, the Board, acting through the Board Committee, will address the Proposal's underlying concerns and essential objective when it takes the actions identified above, thereby substantially implementing the Proposal.

C. Supplemental Notification Following Board Committee Action

We submit this no-action request before the November Meeting to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Board Committee has conducted its review and made any amendments to the Company's existing human rights policies that it finds appropriate in light of its review of internationally recognized human rights standards and principles. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,



Amy Goodman

Enclosures

cc: David Ritenour, Hewlett-Packard Company
Rev. William Somplatsky-Jarman, Committee on Mission Responsibility Through Investment

EXHIBIT A


PRESBYTERIAN
MISSION
AGENCY

Committee on Mission Responsibility Through Investment (MRTI)

VIA OVERNIGHT DELIVERY AND FAX (650) 857-4837

September 20, 2013

Mr. John F. Schultz
Executive Vice President, General Counsel and Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Dear Mr. Schultz:

I am writing on behalf of the Board of Pensions of the Presbyterian Church (USA), beneficial owner of 166 shares of Hewlett-Packard common stock. Verification of ownership is from our master custodian, BNY Mellon Asset Servicing, will follow.

The Board is filing the enclosed resolution for consideration and action at your 2014 Annual Meeting. In brief, the proposal requests HP to adopt a more comprehensive human rights policy to offer broader protections of human rights in alignment with international norms. Consistent with Regulation 14A-12 of the Securities and Exchange (SEC) guidelines, please include our proposal and supporting statement in the proxy statement.

In accordance with SEC Regulation 14A-8, we continuously have held Hewlett-Packard shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. This ownership position Hewlett-Packard stock will be maintained through the date of the 2014 Annual Meeting where our shares will be represented. It is likely that various other faith-based investors will co-file this resolution.

As always, we are committed to meaningful and constructive dialogue on the issues raised in the resolution, and we hope that Hewlett-Packard will respond positively to this resolution by accepting dialogue with the filers and co-filers. Should you wish to engage in such a conversation, please do not hesitate to contact me. As staff for our Committee on Mission Responsibility Through Investment (MRTI), I will gladly assist in canvassing the co-filers to secure a mutually agreeable date for all the parties for the dialogue.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries

Enclosure: Shareholder Resolution on Human Rights Policy

Presbyterian Church (U.S.A.)
100 Witherspoon St, Room 3222, Louisville, KY 40202
Phone: 502-569-5809 ~ Fax: 502-569-8963
Email: Bill.Somplatsky-Jarman@pcusa.org
Webpage: www.presbyterianmission.org/ministries/mrti/

Social Witness Ministries
Compassion, Peace and Justice Ministries



2014 Hewlett-Packard Resolution on Human Rights Policy

Whereas, Hewlett-Packard, a global corporation, faces increasingly complex problems as the international, social, and cultural context within which HP operates changes.

Companies face ethical and legal challenges arising from diverse cultural, political and economic contexts. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. HP does business in countries with human rights challenges including China, Colombia, Philippines, Russia, and Israel and the Occupied Palestinian territories, for example.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights—civil, political, social, environmental, cultural and economic—that should be reflected in HP's policies. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the International Labor Organization, and the International Covenant on Economic, Cultural and Social Rights. We believe these documents will help inform HP's revision of its human rights policy. Also, United Nations resolutions and reports of special rapporteurs on countries where HP does business, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the UN's Sub-Commission on the Promotion and Protection of Human Rights in August 2003 are useful, as are human rights policies developed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by international religious investors.

As companies formulate comprehensive policies, we believe significant commercial advantages may result through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

RESOLVED, shareholders request the Board to review and amend, where applicable, within ten months of the 2014 Annual Meeting, Hewlett-Packard's policies related to human rights that guide its international and U.S. operations.

Supporting Statement

We believe Hewlett-Packard's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we are not urging that any specific provisions of the above-named documents be included in a revised policy, we believe that our company's policies should reflect a more comprehensive understanding of human rights.

HP should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Equally important, the company also should be able to provide complete assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe adopting a more comprehensive human rights policy, coupled with implementation, enforcement, independent monitoring, and transparent, comprehensive reporting will assure shareholders of HP's global leadership.



BNY MELLON
ASSET SERVICING

BNY Mellon
BNY Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

September 23, 2013

Mr. John F. Schultz
Executive Vice President, General Counsel and Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304-1185

RE: PRESBYTERIAN CHURCH (U.S.A.)

Dear Mr. Schultz,

This letter is to verify that the Board of Pensions of the Presbyterian Church (U.S.A.) is the beneficial owner of 166 shares of Hewlett-Packard Company as of September 23, 2013. This stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution.

The resolution is being filed under the name of the Presbyterian Church (U.S.A.), 100 Witherspoon Street, Louisville, Kentucky 40202.

Security Name	Cusip	Ticker
Hewlett-Packard Company	428236103	HPQ

Sincerely,

Terri Volz
BNY Mellon Asset Servicing
Phone: 412-234-5338
Fax: 412-236-9216
Email: Terri.Volz@bnymellon.com

Cc: Judith Freyer - The Board of Pensions of the Presbyterian Church (U.S.A.)
Donald A. Walker III - The Board of Pensions of the Presbyterian Church (U.S.A.)
William Somplatsky-Jarman - Mission Responsibility Through Investment
Peggy Dahmer - Mission Responsibility Through Investment
Martha Smyrski – The Board of Pensions of the Presbyterian Church (U.S.A.)